CUSIP No. 521168104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

Le Gaga Holdings Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

521168104

(CUSIP Number)

October 29, 2010*

(Date of Event Which Requires Filing of this Statement)

*This is the date that the Filers’ (as defined in Item 2(a)) beneficial ownership of the Shares (as defined in Item 2(d)) exceeded both 5% and 10%.  The number of Shares reported in this Schedule 13G is the number that the Filers beneficially owned as of December 31, 2010.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 521168104

1.	Names of Reporting Persons.

Alkeon Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,295,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,295,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person5,295,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	11.6%*

12.	Type of Reporting Person (See Instructions)	IA, OO

*See Items 2(d) and 4.

CUSIP No. 521168104

1.	Names of Reporting Persons.

Panayotis D. Sparaggis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,295,797
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,295,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person5,295,797

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	11.6%*

12.	Type of Reporting Person (See Instructions)	HC, IN

*See Items 2(d) and 4.

CUSIP No. 521168104

Item 1.

(a)	Name of Issuer

Le Gaga Holdings Limited

(b)	Address of Issuer's Principal Executive Offices

Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong

Item 2.

(a)	The names of the persons filing this statement are:

Alkeon Capital Management, LLC (“Alkeon”)

Panayotis D. Sparaggis

(collectively, the "Filers").

(b)	The principal business address of Alkeon and Mr. Sparaggis is

350 Madison Avenue, 9th Floor, New York, NY 10017

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)
This statement reports the Filers’ beneficial ownership of the Issuer’s American Depositary Shares (the "Shares"), each of which represents 50 of the Issuer’s ordinary shares, par value $0.01 per share.  The percentage beneficially owned reported on line 11 of each Filer’s cover page represents the percentage of the ordinary shares beneficially owned.

(e)	The CUSIP number of the Shares is: 521168104

CUSIP No. 521168104

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Alkeon).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Mr. Sparaggis).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.  The Shares reported as beneficially owned by Alkeon on its cover page include the Shares reported as beneficially owned by the other Filers.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Alkeon is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  Alkeon is the portfolio manager of Advantage Advisers Xanthus Fund, L.L.C. (“Xanthus”), a registered investment company that holds over five percent of the Shares and intends to file its own Schedule 13G reporting those Shares.  Other than Xanthus, no individual client's holdings of the Shares are more than five percent of the outstanding Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Alkeon is the investment adviser to investment funds and other clients, including investment limited partnerships that hold Shares and of which Alkeon’s affiliate, Alkeon Capital Advisers, LLC, is the general partner.  Mr. Sparaggis is the control person of Alkeon and Alkeon Capital Advisers, LLC.  Alkeon is also the managing member of Silverbay Capital Management LLC, the investment adviser to a registered investment company that holds Shares.  Mr. Sparaggis is the portfolio manager of that registered investment company.  All of the Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each Filer also disclaims beneficial ownership of the Shares except to the extent of that person's pecuniary interest therein.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

CUSIP No. 521168104

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           January 14, 2011

ALKEON CAPITAL MANAGEMENT, LLC By: /s/ Greg D. Jakubowsky Chief Operating Officer

CUSIP No. 521168104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Alkeon Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           January 14, 2011

ALKEON CAPITAL MANAGEMENT, LLC By: /s/ Greg D. Jakubowsky Chief Operating Officer
/s/ Panayotis D. Sparaggis

CUSIP No. 55269P302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

MDS Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

55269P302

(CUSIP Number)

May 6, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55269P302

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons.

Valiant Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,255,796
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,255,796

9.	Aggregate Amount Beneficially Owned by Each Reporting Person4,255,796

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.3%

12.	Type of Reporting Person (See Instructions)

IA

PN

CUSIP No. 55269P302

1.	Names of Reporting Persons.

Valiant Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,255,796
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,255,796

9.	Aggregate Amount Beneficially Owned by Each Reporting Person4,255,796

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.3%

12.	Type of Reporting Person (See Instructions)

HC

OO

CUSIP No. 55269P302

1.	Names of Reporting Persons.

Christopher R. Hansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,255,796
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,255,796

9.	Aggregate Amount Beneficially Owned by Each Reporting Person4,255,796

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.3%

12.	Type of Reporting Person (See Instructions)

HC

IN

CUSIP No. 55269P302

Item 1.

(a)	Name of Issuer

MDS Inc.

(b)	Address of Issuer's Principal Executive Offices

2810 Matheson Boulevard East, Suite 500, West Tower, Mississauga, Ontario, Canada L4W 4X7

Item 2.

(a)	The names of the persons filing this statement are:

Valiant Capital Management, L.P. (“VCM LP”), Valiant Capital Management, LLC (VCM LLC) and Christopher R Hansen (collectively, the "Filers").

(b)	The principal business office of the Filers is located at:

One Market Street, Steuart Tower, Suite 2625, San Francisco CA 94105

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Common Shares, No Par Value of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 55269P302

CUSIP No. 55269P302

Item 3.If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

VCM LP is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

VCM LP is an investment adviser that is the general partner and investment adviser of investment limited partnerships and the investment adviser to other accounts.  VCM LLC is the general partner of VCM LP.  Mr. Hansen is the controlling owner of VCM LLC and VCM LP.  The Filers are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group within the meaning of rule 13d-5 under the Act.  In addition, each of the Filers disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 17, 2010

VALIANT CAPITAL MANAGEMENT, L.P. By: Valiant Capital Management, LLC,General Partner By: Ralph J. Long, Jr. Chief Operating Officer	VALIANT CAPITAL MANAGEMENT, LLC By: Ralph J. Long, Jr. Chief Operating Officer
Christopher R. Hansen

CUSIP No. 55269P302

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G (and any amendments or supplements thereto) or any other reports required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Valiant Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           May 17, 2010

VALIANT CAPITAL MANAGEMENT, L.P. By: Valiant Capital Management, LLC,General Partner By: Ralph J. Long, Jr. Chief Operating Officer	VALIANT CAPITAL MANAGEMENT, LLC By: Ralph J. Long, Jr. Chief Operating Officer
Christopher R. Hansen